UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On October 16, 2017, Golden Ocean Group Limited (the "Company") announced that it has entered into a binding heads of agreement to acquire, subject to final documentation, the completion of an expected equity offering and entry into the seller's credit loans described below, the two vessels Sea Behike and Sea Monterrey, each a Capesize vessel of 180,000 dwt and built in 2016, at a price of $43.0 million per vessel, from affiliates of Hemen Holding Limited ("Hemen") a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family (the "Acquisition"). These vessels will be indirectly owned through a wholly-owned non-recourse subsidiary of Golden Ocean Group Limited. It is contemplated that an affiliate of Hemen will provide unsecured loans, or seller's credit loans, of $21.5 million per vessel. These seller's credit loans will be non-amortizing, bear an interest rate of LIBOR plus a margin of 3.0% per annum, mature three years after closing of each acquisition and be guaranteed by Golden Ocean Holdings Limited. The balance of the purchase price of the vessels will be paid on delivery of the vessels in the form of a portion of the net cash proceeds of an expected equity offering and, at a per-share price equal to the offering price in such equity offering, such number of newly-issued common shares that Hemen, together with certain of its affiliates, will, following the issuance of common shares in the expected equity offering and the Acquisition, maintain its current ownership percentage of approximately 34.2% of our issued and outstanding common shares. The vessels are expected to be delivered within four months from the date hereof.
In February 2016, the Company agreed with its lenders to amend certain of the terms of its $420.0 million term loan facility, its $425.0 million senior secured post-delivery term facility, its $33.93 million credit facility, its $82.5 million credit facility and its $284.0 million credit facility (the "Loan Facilities"), effective in the period from April 1, 2016 to September 30, 2018. The amendments provided for, among other things, the suspension of repayments (the deferred amounts to be repaid pursuant to a cash sweep mechanism at the end of the effective period) and the waiver or modification of certain financial covenants. The amendments imposed certain restrictions and undertakings on the Company, including, among others, restrictions on our payment of dividends and distribution of assets, restrictions on our incurrence of debt, and restrictions on our ability to acquire, sell, or pledge vessels without the prior consent of the lenders. Following the completion of the expected equity offering and in connection with the Acquisition, the Company intends, pursuant to the terms of the amendments to the Loan Facilities, to terminate these amendments, reinstating the terms and conditions under the Loan Facilities prior to such amendments. As a condition to the termination of the amendments, the Company expects to be in compliance with all such prior terms and conditions of the Loan Facilities.
For more information about the amended terms of the Company's Loan Facilities, see "Item 5.B—Liquidity and Capital Resources" in the Company's Annual Report for the fiscal year ending December 31, 2016 and Note 12 to the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2017 in the Company's Report on Form 6-K filed with the Commission on September 1, 2017.
Based on the Company's current level of operating expenses, interest expenses, cash general and administrative cost and debt amortization, including debt repayments deferred under a cash sweep mechanism under certain of its loan agreements, the Company expects the average per-vessel cash breakeven rate on a TCE1 basis for its fleet following the Acquisition and the termination of its loan amendments described above to be approximately $12,200 per day.
Attached hereto as Exhibit 99.1 is a copy of the press release of the Company, dated October 16, 2017, issued in connection with vessel acquisitions described above.

The information contained in this Report on Form 6-K, except for the commentary of the Company's Chief Executive Officer, is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-211365 and 333-219715) filed with the U.S. Securities and Exchange Commission with an effective date of July 21, 2016 and August 14, 2017, respectively.

1          Consistent with general practice in the shipping industry, the Company uses TCE, or time charter equivalent income, as a measure to compare revenue generated from a voyage or spot charter to revenue generated from a time charter. The Company defines TCE revenue as operating revenues and other operating income which is voyage related, less voyage expenses and commission plus amortization of favorable charter party contracts. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions, are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e. spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter. The daily TCE represents the weighted average daily TCE income of our entire operating fleet based on vessel onhire days (net of available days and offhire days for each vessel). TCE is not a measure recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity required by U.S. GAAP.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GOLDEN OCEAN GROUP LIMITED

By: /s/ Per Heiberg
Date: October 16, 2017	Name: Per Heiberg
Title: Principal Financial Officer